April 1, 2016

Ms. Cecilia Blye

Chief - Office of Global Security Risk

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

U.S.A.

Re:	Nomura Holdings, Inc.

Form 20-F for the Fiscal Year Ended March 31, 2015

Filed June 25, 2015

File No. 001-15270

Dear Ms. Blye:

Thank you for your letter dated March 28, 2016, with respect to the above-referenced filing.

We are currently in the process of compiling a response to your letter and believe that we will be able to submit the response by no later than April 28, 2016. Thank you for your kind understanding and please feel free to contact us if you have any questions regarding the above.

Very truly yours,

/s/ Takumi Kitamura
Takumi Kitamura
Chief Financial Officer

cc:	Dietrich King

(Division of Corporation Finance,

U.S. Securities and Exchange Commission)

Izumi Akai

(Sullivan & Cromwell LLP)

Tadayuki Matsushige

(Ernst & Young ShinNihon LLC)